SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                   FORM U-6B-2

                           Certificate of Notification

     Certificate is filed by: The Toledo Edison Company ("Toledo Edison" or the "Company"), a wholly owned subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities:

     In connection with the remarketing of $33,200,000 aggregate principal amount of State of Ohio Pollution Control Revenue Refunding Bonds, Series 2000-A (The Toledo Edison Company Project) previously issued by the Ohio Water Development Authority (the "Water Bonds") and $34,100,000 aggregate principal amount of State of Ohio Pollution Control Revenue Refunding Bonds, Series 2000-A (The Toledo Edison Company Project) previously issued by the Ohio Air Quality Development Authority (the "Air Bonds" and together with the Water Bonds, the "Authority Bonds"), Toledo Edison issued and pledged to the respective trustees for the Authority Bonds separate series of its first mortgage bonds (the "First Mortgage Bonds") under its Indenture of Mortgage and Deed of Trust, dated as of April 1, 1947, with JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as successor trustee (as amended and supplemented, the "Mortgage"), in aggregate principal amounts equal to the respective aggregate principal amounts of such outstanding Authority Bonds.

     The First Mortgage Bonds were issued and pledged pursuant to separate pledge agreements with the respective trustees for the Authority Bonds in order to secure the Company's payment obligations with respect to the Water Bonds pursuant to its Waste Water Facilities and Solid Waste Facilities Note, Series 2000-A, and with respect to the Air Bonds pursuant to its Air Quality Facilities Note, Series 2000-A (collectively, the "Notes"). The Notes were originally issued in connection with the original issuances of the Authority Bonds and were amended to provide for the issuance and pledge of the First Mortgage Bonds.

2.   Issue, renewal or guaranty:

     Issue.


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3.   Principal amount of each security:

     $33,200,000 First Mortgage Bond, Pledge Series A of 2003 due 2024 $34,100,000 First Mortgage Bond, Pledge Series B of 2003 due 2024

4.   Rate of interest per annum of each security:

     The Authority Bonds will accrue interest at the current Commercial Paper Rate of 3.00% per annum through July 17, 2003, and will be subject to mandatory purchase on the business day following the end of such period. The interest rate for the Authority Bonds is subject to conversion to a different interest rate mode from time to time by the Company. The permitted interest rate modes are a Commercial Paper Rate, a Daily Rate, a Weekly Rate, a Semi-Annual Rate, an Annual Rate, a Two-Year Rate, a Three-Year Rate, a Five-Year Rate, and a Long Term Rate.

     The First Mortgage Bonds will accrue interest at the rate of interest that results in the total amount of interest payable on an interest payment date, a redemption date or at maturity, as the case may be, or at any other time interest on the First Mortgage Bonds is due and payable, to be equal to the total amount of unpaid interest that has accrued on all then outstanding Authority Bonds. The First Mortgage Bonds will be deemed paid to the extent of payments on the Authority Bonds.

5.   Date of issue, renewal or guaranty of each security:

     April 17, 2003.

6.   If renewal of security, give date of original issue:

     Not applicable.

7.   Date of maturity of each security:

     April 1, 2024, subject to prepayment or prior redemption.

8.   Name of the person to whom each security was issued, renewed or guaranteed:

     The First Mortgage Bonds were issued to the respective trustees for the Authority Bonds, which in each case is Fifth Third Bank.

9.   Collateral given with each security:

     The Mortgage, which secures the Bonds and all other mortgage bonds of Toledo Edison, serves as a direct first mortgage lien on substantially all property and franchises, other than specifically excepted property, owned by Toledo Edison.

10.  Consideration given for each security:

     Toledo Edison issued the Bonds in consideration of the execution and delivery of certain amendments to the Notes and of separate Pledge Agreements, dated April 17, 2003, by and between the respective trustees for the Authority Bonds and the Company, pursuant to which such First Mortgage Bonds were pledged to such trustees.

                                       2

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11.  Application of proceeds of each security:

     The Company received no cash proceeds for the issuance of the Bonds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:

     (a)   the provisions contained in the first sentence of Section 6(b) [ ]

     (b)   the provisions contained in the fourth sentence of Section 6(b) [ ]

     (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of
     Section 6(b)):

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52.

                                              THE TOLEDO EDISON COMPANY


                                              By:  /s/ Thomas C. Navin
                                                   -------------------------
                                                       Thomas C. Navin
                                                       Treasurer
Date: April 25, 2003